EXHIBIT 21

SUBSIDIARIES OF MERCANTILE BANK CORPORATION

Mercantile Bank of Michigan, a Michigan banking corporation

Wholly-owned bank subsidiary of Mercantile Bank Corporation

Mercantile Bank Capital Trust I

A Delaware business trust subsidiary of Mercantile Bank Corporation

Mercantile Bank Mortgage Company, LLC, a Michigan limited liability company

99% owned by Mercantile Bank of Michigan and 1% owned by Mercantile Insurance Center, Inc. Effective January 1, 2013, we dissolved Mercantile Bank Mortgage Company, LLC, to streamline the administration of our mortgage business. A cash amount commensurate with its 1% ownership interest was distributed to Mercantile Insurance Center, Inc. The remaining assets of the mortgage company were assigned to our bank. We anticipate the business that was formerly conducted by our mortgage company will be performed by our bank in its ordinary course and do not expect the dissolution to materially impact our financial position or results of operation.

Mercantile Insurance Center, Inc, a Michigan business corporation

Wholly-owned subsidiary of Mercantile Bank of Michigan

Mercantile Bank Real Estate Co., LLC, a Michigan limited liability company

99% owned by Mercantile Bank of Michigan and 1% owned by Mercantile Insurance Center, Inc.

West Lake Associates, LLC, a Michigan limited liability company

100% owned by Mercantile Bank of Michigan

All six of the subsidiaries named above with the exception of Mercantile Bank Capital Trust I were organized under the laws of the State of Michigan. Mercantile Bank Capital Trust I was organized under the laws of the State of Delaware.